May 6, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.


03050616

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Issuance of Domestic Unsecured Yen Bonds "

Thank you for your assistance in handling it as required.

Sincerely yours,

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

30 April 2003
Koshi Mizukoshi
President, Chief Executive Officer &
Representative Director
Kobe Steel, Ltd.
(Tokyo Stock Exchange Code No. 5406)

Contact: Communication Center
Kobe Steel, Ltd.

Tel: Tokyo 03-5739-6010
Kobe 078-261-4040

ISSUANCE OF DOMESTIC UNSECURED YEN BONDS

Kobe Steel, Ltd. hereby gives notice that it has decided to issue Domestic Unsecured Yen Bonds under the terms as set forth below:

Domestic Unsecured Yen Bonds due 13 May 2008

1. Name: Kobe Steel, Ltd.
   Series 37 Unsecured Bonds
   (Limited Inter-Bond Pari Passu Clause)
2. Total Amount of Issue: 10 Billion Yen
3. Denomination of Bond: 100,000,000 Yen each
4. Interest Rate: 1.77% per annum of the principal of the Bonds
5. Issue Price: 100% of the principal amount of the Bonds
6. Redemption Price: 100% of the principal amount of the Bonds
7. Maturity Date: To be redeemed in a lump sum on 13 May 2008
8. Offering Period: 30 April 2003
9. Closing Date: 13 May 2003
10. Method of Issue: Public offering in the domestic market
11. Date of Payment of Interest on the Bonds: Semiannually on 13 May and 13 November
12. Status of the Bonds: Unsecured by assets or guarantees
13. Fiscal Agent: UFJ Bank Limited
14. Underwriters: Mizuho Securities Co., Limited

Use of Proceeds: To be applied toward repayment of loans

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